--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             RAINFOREST CAFE, INC.
                           (Name of Subject Company)

                             RAINFOREST CAFE, INC.
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   75086K104
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 STEPHEN COHEN
                                GENERAL COUNSEL
                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                            TELEPHONE: 612-945-5400
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy To:

                                DOUGLAS T. HOLOD
                                  JILL SCHLICK
                       MASLON EDELMAN BORMAN & BRAND, LLP
                            3300 WELLS FARGO CENTER
                            90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: 612-672-8200

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"). The address of the principal executive offices of Rainforest is 720 South Fifth Street, Hopkins, Minnesota 55343. The telephone number of Rainforest at its principal executive offices is 612-945-5400.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Common Stock, no par value, of Rainforest and associated preferred share purchase rights issued pursuant to the Rights Agreement by and between Rainforest and Norwest Bank Minnesota, N.A., dated as May 23, 2000, as amended by Amendment No. 1 to Rights Agreement, dated as of September 26, 2000 (Common Stock together with such associated rights are referred to as the "Shares"). As of September 26, 2000, there were 22,812,470 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. Rainforest's business address and business telephone number are set forth in Item 1 above and is incorporated by reference to this Item 2.

     This Statement relates to the tender offer by LSR Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Parent") to purchase all outstanding Shares at the purchase price of $3.25 per Share (the "Offer Price"), net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 29, 2000, and in the related Letter of Transmittal (which, as they may be amended from time to time, constitute the "Offer"), each of which is being mailed to stockholders of Rainforest with this Statement and is filed as an exhibit to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on September 29, 2000.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 26, 2000 (the "Merger Agreement"), by and among Rainforest, the Parent, and the Purchaser. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, following the purchase of and payment for a majority of the Shares outstanding pursuant to the Offer, Purchaser will be merged with and into Rainforest (the "Merger"), and Rainforest will be the surviving corporation ("Surviving Corporation").

     At the effective time of the Merger (the "Effective Time"), each Share (except for those held by Parent, Rainforest or their subsidiaries and those held by shareholders exercising dissenters' rights) will be converted into the right to receive the Offer Price in cash, payable, without interest, to the holder of such Share upon surrender of the certificate. Shares held by Parent, Rainforest or their subsidiaries will be automatically cancelled and retired. Shareholders are encouraged to review the description of the tax consequences of the Offer and the Merger described in section 5 of the Offer to Purchase.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the shareholders of Rainforest holding a majority of the outstanding Shares. If the Purchaser has acquired (pursuant to the Offer or otherwise) a majority of the outstanding Shares, the Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other shareholder.

     The Merger Agreement is summarized in Item 3 below. A copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

     Rainforest reserves the right to make available information relating to the Offer and the Merger on the internet at www.rainforestcafe.com.

     The principal offices of Purchaser and Parent are located at 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between Rainforest or its affiliates and (i) the Rainforest executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or affiliates, see the Information Statement pursuant to section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") that is attached as Exhibit
(e)(1) to this Statement and is incorporated herein by reference. In addition, stockholders should be aware of the following:

     Change of control agreements. During the second quarter of 2000, Rainforest entered into change of control agreements with certain executive officers. These agreements generally provide that if there is a "change of control" of Rainforest and the executive is terminated within two years following the change of control either (a) "without cause," or (b) through "constructive termination," such executive is entitled to receive a lump sum payment equal to
(a) two years base salary and (b) six months of such executive's benefits. Lyle Berman, Steven Schussler and Ercument Ucan, directors of Rainforest, were parties to these agreements. The agreement with respect to Lyle Berman, Rainforest's Chairman and Chief Executive Officer, is identical to the other executive Change of Control Agreements except that Mr. Berman is entitled to a lump sum payment of three years base salary, as opposed to two years, in addition to six months of benefits. Rainforest's executive officers have waived their rights under the Change of Control Agreements, conditional upon the first acceptance of Shares for payment pursuant to the offer.

     Employee termination, consulting and non-competition agreements. Certain executive officers and directors of Rainforest, specifically, Lyle Berman, Steven Schussler, and Ercument Ucan entered into Employee Termination, Consulting and Non-competition Agreements ("non-competition agreements") with Parent, dated September 26, 2000. The non-competition agreements provide that, as of the first acceptance of Shares for payment under the Offer, such executives' employment will be terminated, they will resign as directors, and Rainforest's obligations to them under the Change of Control Agreements will be discharged. Parent has agreed to engage such executives as consultants for a period of twenty-four (24) months following the first acceptance for payment of Shares under the Offer, and Parent shall pay a one-time consulting fee to them in the amount of five hundred thousand dollars ($500,000) on July 1, 2001. Parent will also pay an amount equal to two times Messrs. Schussler's and Ucan's base salary, and three times Mr. Berman's base salary, through continued bi-weekly payment of such salary after the termination of employment, provided that if the entire amount has not been paid by July 1, 2001, any remaining amount shall be paid in a lump sum on July 1, 2000, and an amount equal to their benefits, through equal bi-weekly payments from the date of the termination of employment through to July 1, 2001. The annual base salary of Messrs. Berman, Schussler and Ucan as of the date hereof is equal to $225,000, $200,000 and $200,000, respectively. The amount of the benefits payments to be made to Messrs. Berman, Schussler and Ucan hereof is presently estimated to be approximately $2200, $5400 and $5400, respectively. Mr. Schussler will also receive an aggregate amount of one hundred thousand dollars ($100,000), payable in monthly payments of eight thousand, three hundred thirty-three dollars ($8,333) after the first acceptance of Shares for payment under the Offer, and any amount which has not been paid by July 1, 2001, will be paid to him in a lump sum on that date.

     Messrs. Berman, Schussler, and Ucan have agreed that each vested option for Shares with an exercise price of less than the Offer Price shall be cancelled at the Effective Time, and Rainforest will pay in cash promptly afterwards an amount equal to the product obtained by multiplying (a) the excess of the Offer Price over the per share exercise price of each such option, and (b) the number of Shares covered by each such option. For the amount of such payments, please see the section "Effect on options held by officers and directors of Rainforest" below. As of the Effective Time, such executives shall release, waive, and relinquish any other options to acquire Shares held by them. The agreements do not, however, prohibit such executives from exercising Rainforest options prior to the Effective Time. These agreements also contain non-competition and confidentiality provisions.

     The non-competition agreement with Mr. Schussler provides that any amounts paid to him under such agreement or under the Offer and Merger in consideration for his Shares shall be offset first against the interest and then against the principal on the loan from Rainforest to Mr. Schussler, described below under the heading Certain transactions with officers and directors.

     Mr. Berman and Parent entered into an agreement dated as of September 26, 2000 pursuant to which the Parent will withhold from Mr. Berman's five hundred thousand dollar ($500,000) consulting fee payable on July 1, 2001, an amount equal to the amount to be paid pursuant to the Rainforest Cafe 5% Retention Policy to Rainforest Cafe employees employed as of March 1, 2001.

     The above summary and description are qualified in their entirety by reference to the non-competition agreements, which have been filed as Exhibits
(e)(5) to (e)(7) hereto and are incorporated herein by reference.

     Severance agreements. Rainforest entered into severance agreements with various corporate employees, as well as a Severance Agreement with Robert Hahn, Chief Financial Officer of Rainforest, dated September 26, 2000, and an Amended and Restated Change of Control Agreement with Stephen Cohen, General Counsel of Rainforest, dated September 26, 2000 (collectively, the "severance agreements"). Severance agreements will also be offered to corporate level employees other than Messrs. Berman, Schussler, and Ucan. These agreements generally provide that such employees will be paid an amount of severance based on their continued service to Rainforest.

     The Severance Agreement by and between Rainforest and Mr. Hahn provides for a severance payment in the event Mr. Hahn remains in the employment of Rainforest for six (6) months following the acquisition by Purchaser of a majority of the Shares outstanding (the "Closing"), or is terminated other than for cause or constructively terminated within six (6) months of the Closing. This payment would consist of twenty-four (24) months of Mr. Hahn's base salary, payable in bi-weekly installments until July 1, 2001, with any remaining amount payable as a lump sum, plus an amount equal to the cost of six (6) months of his benefits, payable in twelve equal bi-weekly installments. The annual base salary of Mr. Hahn as of the date hereof is $150,000 and the benefits payment is presently estimated to be approximately $5000. Mr. Hahn will receive a salary equal to his current salary, as an employee of Rainforest.

     The Amended and Restated Change of Control Agreement by and between Rainforest and Stephen Cohen provides for a change of control payment equal to 200% of Mr. Cohen's annual base salary. Pursuant to this agreement Mr. Cohen will receive (i) a fifth of the change of control payment upon Closing; (ii) additional fifths both at the completion of six (6) months of employment and at the completion of twelve (12) months of employment following the Closing; (iii) and additional fifths both at the completion of eighteen (18) months of employment and/or providing consulting services and at the completion of twenty-four (24) months of the same, provided that Mr. Cohen remains an employee for twelve (12) months. If Rainforest terminates Mr. Cohen other than for cause, or if he is constructively terminated, within twelve (12) months of the Closing, Mr. Cohen would receive any remaining unpaid portion of the change of control payment and an amount equal to the cost of six (6) months of his benefits, payable in bi-weekly installments until July 1, 2001, with any remaining amount payable as a lump sum on that date. The annual base salary of Mr. Cohen as of the date hereof is $190,000 and the benefits payment is presently estimated to be approximately $5400. As an employee of Rainforest following the Closing, Mr. Cohen will receive a salary equal to his current salary. In the event Mr. Cohen provides consulting services to Rainforest pursuant to the Amended and Restated Change of Control Agreement, Rainforest shall pay to Mr. Cohen a mutually agreed upon hourly fee.

     Pursuant to the above agreements, both Mr. Hahn and Mr. Cohen will relinquish any right to payment under the Change of Control Agreements. They also agree not to exercise any options for Rainforest Shares and will relinquish any such options held by them as of the Effective Time. The agreement provides that in exchange for the cancellation of vested options with an exercise price of less than the Offer Price, promptly following the Effective Time, Rainforest will pay to Messrs. Hahn and Cohen an amount equal to the product of (a) the excess (if any) of the Offer Price over the per share exercise price of such options and (b) the number of Shares covered by such options.

  The Merger Agreement.

     The summary of the Merger Agreement and the description of the conditions of the Offer contained in sections 1 and 11 of the Offer to Purchase of Purchaser, dated September 29, 2000, and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     Effect on election of directors. The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of Rainforest as is equal to the product of (1) the total number of directors on such Board by (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, upon Purchaser's request, Rainforest and its Board of Directors shall immediately increase the size of its Board of Directors, secure the resignations of such number of directors or remove such number of directors, or any combination of the foregoing, as is necessary to enable Parent's designees to be so elected to Rainforest's Board, shall cause Parent's designees to be so elected, and shall comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. If Purchaser requests the resignation of directors, Rainforest shall cause such directors to resign as are designated in writing by Purchaser. Immediately upon the first purchase of and payment for Shares by the Purchaser pursuant to the Offer, Rainforest shall, if requested by Parent, cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) of each committee of Rainforest's Board as is on Rainforest's Board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least two members of Rainforest's Board of Directors who are directors on the date of the Merger Agreement, who are not employees of Rainforest, and who are "disinterested" as defined in
Section 302A.673, Subd. 1(d) of the Minnesota Business Corporations Act
("MBCA").

     Following the election of Parent's designees to Rainforest's Board, prior to the Effective Time (a) any amendment or termination of the Merger Agreement by Rainforest, (b) any extension or waiver by Rainforest of the time for the performance of any of the obligations or other acts of the Parent or the Purchaser under the Merger Agreement or (c) any waiver of any of Rainforest's rights under the Merger Agreement, shall require the concurrence of a majority of the directors of Rainforest then in office who neither were designated by Parent nor are employees of Rainforest.

     Indemnification. Parent has agreed that the indemnification and exculpation provisions contained in the bylaws and the articles of incorporation of the Surviving Corporation shall be at least as favorable to individuals who immediately prior to the date on which the Merger becomes effective (the "Closing Date") are directors, officers, agents or employees of Rainforest (the "indemnified parties") and that the bylaws and articles of incorporation of the Surviving Corporation shall not be amended, repealed, or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights of any indemnified party, provided that Parent may take actions to eliminate the corporate existence of the Surviving Corporation. Rainforest shall, to the fullest extent permitted under Minnesota law, indemnify, defend, and hold harmless, and, subsequent to the Effective Time, Parent and Surviving Corporation, shall, jointly and severally, to the fullest extent permitted by Minnesota law, indemnify, defend and hold harmless each indemnified party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including without limitation, liability arising under the Merger Agreement or under the Exchange Act, occurring through the Closing Date. In the event of such a claim, action, suit, proceeding, or investigation, Rainforest or Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by an indemnified party if such counsel is reasonably satisfactory to Rainforest or Surviving Corporation, and Rainforest and Surviving Corporation shall cooperate in the defense of such matter. Neither Rainforest nor Surviving Corporation, however, shall be liable for 1) any settlement effected without their written consent (which consent shall not be unreasonably withheld); or 2) payment of fees for more than one counsel for indemnified parties in a single action, unless in the opinion of their counsel, two or more indemnified parties have conflicting interests. Such indemnification shall not be available to an indemnified party to the extent a claim arises from facts or circumstances which, if known by Parent prior to the Effective Time, would have constituted a breach of Rainforest's representations, warranties, covenants or agreements in the Merger Agreement.

     Effect on options held by officers and directors of Rainforest. At the effective time of the Merger, the Merger Agreement provides that each outstanding and unexercised option for Shares ("Rainforest option") will become fully vested and exercisable, and holders of Rainforest options will receive options exercisable for Common Stock, par value $.01 per share, of Parent, having the same terms and conditions except that the exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the "conversion fraction," and rounded to the nearest whole cent or number, respectively. The Merger Agreement defines the "conversion fraction" as the quotient determined by dividing the Offer Price by eight dollars ($8.00).

     The following table sets forth the Rainforest options that were held by executive officers and directors of Rainforest as of September 25, 2000, and the conversion of those options pursuant to the Merger, with an Offer Price of $3.25 per share, and considering the effect of the severance agreements and non-competition agreements by and between Rainforest and various directors and executive officers of Rainforest as described above:

                                                      OPTIONS FOR RAINFOREST   POST MERGER OPTIONS FOR
                                                              SHARES               PARENT'S SHARES
                                                      ----------------------   ------------------------
NAME OF BENEFICIAL                                    # OF OPTION   EXERCISE   # OF OPTION    EXERCISE
OWNER                                                   SHARES       PRICE        SHARES        PRICE
------------------                                    -----------   --------   ------------   ---------
Lyle Berman(1)......................................    750,000      $ 8.50            0
Steven W. Schussler(2)..............................     39,000      $ 2.27            0
                                                        125,000      $ 8.50            0
Ercument Ucan(3)....................................    125,000      $ 8.50            0
Kenneth W. Brimmer..................................    300,000      $ 8.50      121,890       $20.92
Joel N. Waller......................................     56,250      $ 2.27       22,854       $ 5.59
                                                         15,938      $16.00        6,475       $39.38
Stephen Cohen(4)....................................    100,000      $ 8.50            0
Robert Hahn(5)......................................     40,000      $ 5.25            0
                                                         40,000      $ 4.06            0
Sheldon Jacobs......................................          0                        0

(1) Pursuant to his non-competition agreement, Mr. Berman will relinquish all options held by him as of the Effective Time.

(2) Pursuant to his non-competition agreement, Mr. Schussler will relinquish all options held by him as of the Effective Time.

(3) Pursuant to his non-competition agreement, Mr. Ucan will relinquish all options held by him as of the Effective Time.

(4) Pursuant to his Amended and Restated Change of Control Agreement, Mr. Cohen will relinquish all options held by him as of the Effective Time and has agreed not to exercise any such options prior to the Effective Time.

(5) Pursuant to his Severance Agreement, Mr. Hahn will relinquish all options held by him as of the Effective Time and has agreed not to exercise any such options prior to the Effective Time.

     Assuming Mr. Schussler does not exercise any options prior to the Effective Time, he is expected to receive a payment of $38,220, such amount being equal to the product of (a) the excess of the Offer Price over the per share exercise price of vested Rainforest options held by Mr. Schussler at the Effective Time, and (b) the number of Shares covered by such options. As of the Effective Time, Messrs. Berman, Cohen, Ucan and Hahn will not hold any vested Rainforest options with an exercise price of less than the Offer Price and therefore will not receive any payment pursuant to this provision of the non-competition and severance agreements.

     Effect on participation in Rainforest's 1996 Employee Stock Purchase Plan. Pursuant to the Merger Agreement, offerings made under the 1996 Employee Stock Purchase Plan (ESPP) terminated as of the date the Merger Agreement was signed. At the effective time of the Merger Agreement, each participant under the ESPP, shall receive a cash payment equal to the balance, if any, of any accumulated payroll deductions for which they did not receive Shares.

     Confidentiality agreements. The confidentiality agreement by and between Rainforest and Parent, dated September 19, 2000, provides that Rainforest and Parent must maintain in confidence and may not disclose to third parties non-public, confidential or proprietary information concerning Rainforest or Parent that is provided by or on behalf of Rainforest or Parent in the course of evaluating a possible acquisition of Rainforest. Either party may disclose such information, however, if the information (1) becomes generally available to the public, other than by a breach of such confidentiality agreement, (2) was available to either party on a non-confidential basis prior to obtaining information pursuant to such confidentiality agreement, or the February 2, 2000, confidentiality agreement by and between Rainforest and Parent, provided the source did not breach any obligation of confidentiality to Rainforest or Parent, or (3) becomes available to either party on a non-confidential basis from a source other than Rainforest or Parent, provided the source did not breach any obligation of confidentiality to either party. Parent may also disclose such information in connection with an acquisition of Rainforest. Additionally, Rainforest and Parent entered into a letter agreement dated September 19, 2000, affirming that each party remains bound by the confidentiality agreement by and between Rainforest and Parent, dated February 2, 2000.

     Further, the Merger Agreement provides that any information or documents furnished in connection with the Offer, the Merger and the Merger Agreement shall be kept strictly confidential by Rainforest, Parent and their respective officers, directors, employees and agents, unless disclosure is (1) otherwise expressly provided for by the Merger Agreement, (2) required by applicable law or any listing agreement with, or the rules and regulations of, any applicable securities exchange or the National Association of Securities Dealers, (3) necessary to secure any consents required by the Merger Agreement as to which the other party has been advised, or (4) consented to in writing by Parent and Rainforest. Prior to any such disclosure, the party intending to disclose information shall consult with the other party regarding the nature and extent of the disclosure. In the event the Merger is not consummated, Rainforest and Parent have agreed to return all furnished documents and copies and to hold in absolute confidence any information obtained from the other party except to the extent (1) disclosure of such information is required by applicable law or necessary or desirable in connection with the pursuit or defense of a claim, (2) such information was known by such party prior to the disclosure or was thereafter developed or obtained independent of the disclosure, or (3) such information becomes generally available to the public other than by breach of the confidentiality provision of the Merger Agreement. Prior to a disclosure under clause (1) of the preceding sentence, the party intending to make the disclosure shall notify the other party in order to afford that party an opportunity to seek a protective order or other remedy.

     Certain transactions with officers with directors. During 1999, Rainforest advanced one million seven hundred thousand dollars ($1,700,000) to Steven Schussler, Senior Vice President and a director of Rainforest. Rainforest has received a demand note for the advance amount that bears an interest rate based on the broker loan rate of a national investment firm. The note is collateralized by nine hundred thirty thousand (930,000) Shares beneficially owned by Mr. Schussler. The non-competition agreement with Mr. Schussler provides that any amounts paid to him under such agreement or pursuant to the Offer and Merger in consideration for his Shares will be offset first against the interest and then against the principal on the note.

     Rainforest and Ercument Ucan, Senior Vice President and a director of Rainforest, entered into a Master Franchise Agreement, dated September 2000, granting Mr. Ucan the right to establish, develop and operate Rainforest Cafe Restaurants, and to license and franchise other parties to do the same, in the country of Turkey. The Master Franchise Agreement requires the payment by Mr. Ucan of an annual license fee equal to four percent (4%) of gross revenues on the first five million dollars ($5,000,000) of restaurant and retail sales and five percent (5%) on all additional revenues.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of The Board of Directors. THE BOARD OF DIRECTORS OF RAINFOREST, AT A MEETING ON SEPTEMBER 26, 2000, (I) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF RAINFOREST, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (III) UNANIMOUSLY RECOMMENDS THAT RAINFOREST'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT. A letter to the Rainforest stockholders communicating the Board's recommendation is filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

     (b)(i) Background of the Transaction.

  February 2000 Proposed Transaction

     On February 9, 2000, Rainforest, the Purchaser and Parent executed an agreement and plan of merger (the "February Agreement"), pursuant to which Rainforest was to be merged with and into Purchaser. Under the terms of the February Agreement, each share of Rainforest common stock would have been exchanged, pursuant to an election by each Rainforest shareholder, into 0.5816th of a share of Parent's common stock or the right to receive $5.23 in cash (in each case, subject to proration). The Rainforest common stock that would have been converted into Parent's common stock and cash would have equaled, as nearly as practicable, 65% and 35%, respectively, of the then outstanding Rainforest common stock. For a description of the February Agreement, the negotiations which took place in connection therewith and the transactions contemplated thereby, please see the sections "THE MERGER -- Background of the Transaction" and "THE MERGER AGREEMENT" contained in the Proxy Statement/Prospectus which forms a part of Amendment No. 1 to Parent's Registration Statement on Form S-4 (Reg. No. 333-31864) dated March 14, 2000 (the "Registration Statement"), which sections are hereby incorporated into this Statement by reference. The February Agreement has been included as Annex A to the Proxy Statement/Prospectus which constitutes a part of the Registration Statement, and such agreement is hereby incorporated into this Statement by reference.

     Following the announcement of the February Agreement, the State of Wisconsin Investment Board and other institutional investors commenced a campaign against the proposed transaction. Although more than a majority of the Rainforest shares which were voted in connection with the February Agreement were in fact voted in favor of the proposed transaction, the requisite vote to approve the transaction was not obtained. The February Agreement was consequently terminated on April 26, 2000 pursuant to a termination agreement entered into among Parent, the Purchaser and Rainforest. The termination agreement has been included as an exhibit to Parent's Current Report on Form 8-K filed with the SEC on May 11, 2000, and such agreement is hereby incorporated into this Statement by reference.

     In connection with the transactions contemplated by the February Agreement, Parent had entered into a stockholder agreement with each of Steven Schussler and Lyle Berman, each an executive officer and director of Rainforest. The stockholder agreements provided for, among other things, Messrs. Berman and Schussler voting for the transactions contemplated by the February Agreement, granting proxies in respect of their Rainforest shares to Parent, and a waiver of any dissenters' rights they may have had in connection with the merger contemplated by the February Agreement. These stockholder agreements terminated on April 26, 2000 concurrently with the termination of the February Agreement. For a description of the stockholder agreements, please see the section "THE STOCKHOLDER AGREEMENTS" contained in the Proxy Statement/Prospectus which forms a part of the Registration Statement, which section is hereby incorporated into this Statement by reference. The stockholder agreements are attached as exhibits to the Schedule 13D filed with respect to Rainforest by Parent on February 8, 2000, and such agreements are hereby incorporated into this Statement by reference.

     In connection with the transactions contemplated by the February Agreement, Parent had also entered into an employee termination, consulting and non-competition agreement with each of Steven Schussler, Lyle Berman, Kenneth Brimmer and Ercument Ucan, each of whom was an executive officer and director of Rainforest at such time. These employee termination, consulting and non-competition agreements provided for, among other things, payments in an amount equal to $1.5 million being received by each such person in consideration for such person's waiving certain options for Rainforest common stock, providing consulting services to Parent and such person's agreeing to be bound by certain noncompetition, nonsolicitation and nondisclosure provisions. These employee termination, consulting and non-competition agreements terminated on April 26, 2000, concurrently with the termination of the February Agreement. For a description of the employee termination, consulting and non-competition agreements, please see the section "THE EMPLOYEE TERMINATION, CONSULTING AND NON-COMPETITION AGREEMENTS" contained in the Proxy Statement/Prospectus which forms a part of the Registration Statement, which section is hereby incorporated into this Statement by reference. The employee termination, consulting and non-competition agreements are attached as exhibits to the Registration Statement, and such agreements are hereby incorporated into this Statement by reference.

     The foregoing documents which have been attached as exhibits to the Schedule TO, the Registration Statement, and the aforementioned Form 8-K's and
Schedule 13D may be examined at, and copies may be obtained from, the offices of the SEC in the same manner as set forth in Section 8 of the Offer.

  Present Transaction

     On various occasions commencing in June 2000 and thereafter, Tilman J. Fertitta, the President and Chief Executive Officer of Parent, and Lyle Berman, President of Rainforest, and Ken Brimmer, a director of Rainforest, discussed general matters relating to a second possible transaction between Parent and Rainforest, including the results of the transaction contemplated by the February Agreement, developments concerning Rainforest's business, and the change of control agreements and the change of control policy adopted by Rainforest with respect to its employees.

     Discussions followed in August 2000 between representatives of Parent and Rainforest regarding a second possible transaction, including discussion related to the change of control agreements and policy adopted by Rainforest. On August 25, 2000, Maslon Edelman Borman & Brand, LLP, counsel to Rainforest, provided Parent with drafts of a form of amended and restated change of control agreement, two forms of severance agreement and a form of relocation agreement (collectively, "severance agreements") to be entered into with specified Rainforest employees. The severance agreements are intended to modify the terms of the change of control agreements and policy applicable to Rainforest employees.

     On August 28, 2000, the board of directors of Rainforest formed a committee (the "Special Committee") of disinterested Rainforest directors in accordance with applicable provisions of the Minnesota Business Corporation Act ("MBCA") relating to business combinations, control share acquisitions and director conflicts of interest to consider a possible transaction with Parent and appointed Mr. Joel Waller, a Rainforest director, as a member of such committee. On September 1, 2000, Mr. Sheldon Jacobs was appointed as a director of Rainforest by the Rainforest board and, as a disinterested director meeting the applicable requirements under the MBCA, was added as a member of the Special Committee.

     On September 1, 2000, Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Parent in connection with the proposed transaction, provided Rainforest's legal advisors with a draft merger agreement.

     On September 7, 2000, Parent's legal advisors provided Rainforest's counsel with initial comments to the forms of severance agreements to be used with respect to Rainforest employees.

     On September 8, 2000, Parent's and Rainforest's respective counsel had discussions relating to issues raised by the draft merger agreement. Also on such date, representatives of Parent sent a due diligence request to Rainforest.

     On September 18, 2000, Steven L. Scheinthal, Parent's Vice President of Administration and General Counsel, and Paul S. West, Parent's Vice President of Finance and Chief Financial Officer, traveled to Minneapolis, Minnesota to meet with certain executive officers of Rainforest to perform legal and financial due diligence on Rainforest and to negotiate the terms of a second possible transaction between Parent and Rainforest. Messrs. Scheinthal and West returned to Parent's headquarters on September 22, 2000.

     On September 19, 2000, Parent and Rainforest entered into a customary confidentiality agreement with respect to the diligence information subsequently exchanged between them.

     Also on September 19, 2000, drafts of forms of employee termination, consulting and non-competition agreement (the "non-competition agreements") to be entered into with Messrs. Berman, Schussler and Ucan were distributed to all relevant parties in order to begin the process of negotiating such agreements.

     Representatives of Parent and Rainforest met in Minneapolis from September 19 through September 22, 2000 to continue negotiations relating to the merger agreement, the tender offer, the merger, the forms of severance agreements and the non-competition agreements.

     On September 22, 2000, there was a telephonic meeting of the Parent's board of directors to update the directors on the negotiations with Rainforest and the state of the proposed transaction. The latest terms and conditions of the draft merger agreement, forms of severance agreements and non-competition agreements were presented to the Parent's board.

     On September 22, 2000, there was a meeting of the Rainforest board of directors at Rainforest corporate headquarters in Hopkins, Minnesota to update the Special Committee and the other directors on the negotiations with Parent and the then-current terms of the merger agreement and other agreements. On such date, a purchase price of $3.50 per share was being considered and US Bancorp's Piper Jaffray delivered an oral fairness opinion to the Special Committee and to Rainforest's board reviewing its financial analysis with respect to such price. Stephen Cohen, Rainforest's general counsel, was also in attendance and summarized the terms of the draft merger agreement and ancillary agreements.

     On the evening of September 22, 2000, Parent became aware of certain adverse financial information relating to Rainforest.

     The parties and their representatives had extensive telephonic discussions relating to the transaction agreements, including the consideration to be offered in the offer and the merger, commencing on the morning of September 25, 2000. Negotiation continued on the unresolved points through the day and night of September 25, and the parties reached a tentative agreement on a revised price of $3.25 per share.

     At a special telephonic meeting of Parent's board of directors held late in the evening on September 25, 2000, Mr. Fertitta reviewed the latest changes to the terms of the proposed merger agreement and the ancillary agreements since the September 22 meeting. Following this presentation by Mr. Fertitta, and a discussion regarding the terms and conditions of the aforementioned agreements, Parent's board of directors approved the merger agreement and the offer and the merger, the forms of severance agreements and the non-competition agreements.

     By early morning on September 26, 2000, the parties reached agreement on all remaining open issues relating to the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements.

     At a special meeting of the Rainforest board of directors held early in the morning on September 26, 2000 to consider the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements, Mr. Berman updated the Special Committee and the board on the resolution of the remaining open issues. US Bancorp Piper Jaffray delivered to the Special Committee and the Rainforest board its oral opinion (which opinion was confirmed by delivery of a written opinion dated September 26, 2000, the date of the merger agreement) to the effect that as of that date and based on and subject to the matters described in its opinion, the $3.25 per share cash consideration to be received in the offer and the merger by Rainforest shareholders was fair, from a financial point of view, to such shareholders. The Special Committee then, by separate action and after due consideration, determined that the merger agreement, the offer, the merger, the form of severance agreements and the non-competition agreements were fair to and in the best interests of Rainforest and its shareholders, and approved the merger agreement, the offer, the merger, the form of severance agreements and the non-competition agreements and, in each case, the transactions contemplated by these agreements. The Special Committee recommended that the Rainforest board approve the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements and, in each case, the transactions contemplated by such agreements and further recommended that the Rainforest board recommend that Rainforest shareholders accept the offer, and tender their shares pursuant to the offer, and approve the merger and the merger agreement. After due consideration and based on the Special Committee's recommendations, the Rainforest board approved the merger agreement, the offer, the merger, the forms of severance agreements and the non-competition agreements and, in each case, the transactions contemplated by these agreements and determined that the merger agreement, the offer and the merger were fair to and in the best interests of Rainforest and its shareholders and determined to recommend that Rainforest shareholders accept the offer, and tender their shares pursuant to the offer, and approve the merger.

     On September 26, 2000, following approval by their boards, Parent and Rainforest executed the merger agreement. Immediately prior to the execution of the merger agreement, the relevant parties executed the non-competition agreements, and severance agreements were entered into with Parent and each of Stephen Cohen, Rainforest's general counsel, and Robert Hahn, Rainforest's chief financial officer. Following the execution of the merger agreement, Parent and Rainforest issued a joint press release relating to the proposed tender offer and merger.

     On September 29, 2000, in accordance with the merger agreement, the Purchaser commenced the offer.

     (b)(ii) Reasons For The Recommendation of The Board of Directors.

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

          1. Financial condition and prospects of Rainforest. The Board considered the current and historical financial condition and results of operations of Rainforest, as well as the prospects and strategic objectives of Rainforest, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which Rainforest operates. Given the trend of continued declines in same store sales, the Board believes the Offer Price received for the shares in the Offer is the alternative that best mitigates the uncertainties for Rainforest's shareholders. The Board also considered that the performance of the Rainforest business has continued to erode and fall short of management's expectations. The Board considered that as sales continue to decline, many of the Rainforest units are approaching levels where cash flow is negative and costly exit strategies must be assessed. The Board also considered its belief that current institutional investor sentiment seems to favor larger capitalized companies that can provide greater investment liquidity, and the Merger can create a large, well-capitalized restaurant company. The Board also considered that the Merger may eliminate the pressure to grow the Rainforest concept through expansion, and the combined company's management can thus focus on improving the performance of the existing Rainforest Cafe restaurant operations.

          2. Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the Offer Price to the market price of the Shares. The Offer Price represents a 60% premium over the closing sale price of the Shares on September 25, 2000 (the last trading day prior to the announcement of the Merger Agreement and the Offer). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of the value of cash consideration as compared to stock consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to the holders for federal income tax purposes.

          3. Fairness opinion of U.S. Bancorp Piper Jaffray. The Board received presentations from U.S. Bancorp Piper Jaffray ("Piper Jaffray") and reviewed the opinion of Piper Jaffray, dated September 26, 2000, which concluded that, based upon and subject to certain considerations and assumptions, the Offer Price to be received by holders of Shares pursuant to the Offer and the Merger

     Agreement is fair, from a financial point of view, to such holders (other than Parent and its affiliates). A copy of the opinion delivered by Piper Jaffray to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Piper Jaffray in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Piper Jaffray becomes entitled to certain fees described in Item 5 upon the consummation of the Offer and Merger.

          4. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which nontendering stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

          5. Alternative Transactions. The Board considered that the Merger Agreement prohibits Rainforest from withdrawing or modifying its approval or recommendation of the Offer, Merger, or Merger Agreement, in a manner adverse to Parent and from approving or recommending, or entering into any agreement relating to, any competing takeover proposal. However, in the event Rainforest receives a Company Superior Proposal, the Rainforest Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approve or recommend a Company Superior Proposal (subject to compliance with the terms of the Merger Agreement) if, prior to the Purchaser's acceptance of Shares for purchase under the Offer, the Rainforest Board determines in good faith based on the advice of outside legal counsel that the failure to do so could reasonably result in a breach of its fiduciary duties.

          The Merger Agreement defines a "Company Superior Proposal" as any bona fide proposal made by a third party to acquire more than a majority of the voting power of Rainforest or all or substantially all of the assets of Rainforest, on terms which the Rainforest Board of Directors determines, in its good faith judgment based on the advice of its financial advisors and legal counsel, are more favorable to Rainforest shareholders from a financial point of view than the Offer and the Merger.

          In the event Parent terminates the Merger Agreement based on Rainforest withdrawing or modifying its approval or recommendation of the Offer, the Merger, or the Merger Agreement, and subsequent to Rainforest receiving a Company Superior Proposal, Rainforest shall reimburse Parent for its expenses, in an aggregate amount up to two million five hundred thousand dollars ($2,500,000), payable by wire transfer of same day funds. The Board considered the possible effect of this reimbursement provision on third parties who might be interested in exploring an acquisition of Rainforest. In this regard, the Board recognized that the provision of the Merger Agreement relating to reimbursement of expenses was required by Parent as a condition of entering into the Merger Agreement. The Board of Directors also considered the preliminary contacts that Rainforest had with certain third parties regarding a potential transaction involving Rainforest, and took into account the views of management and Piper Jaffray as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

          6. Potential Conflicts of Interest. The Board considered interests of certain Rainforest executives in this Offer and the Merger (see Item 3 Past Contracts, Transactions, Negotiations and Agreements.)

     The foregoing includes all material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

     (c) Intent to Tender. To the knowledge of Rainforest, each director, executive officer, affiliate, or subsidiary of Rainforest who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, excluding unvested options and not in-the-money options for Rainforest shares, and options which directors and officers of Rainforest have agreed not to exercise pursuant to the severance bonus agreements described in Item 3 above, and except to the extent such tender would violate applicable securities laws, including the short-swing profits provisions of the Exchange Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Rainforest entered into a letter agreement with U.S. Bancorp Piper Jaffray, Inc. ("Piper Jaffray"), dated September 19, 2000, as amended September 26, 2000, which provides that Piper Jaffray will, upon the request of the Rainforest Board or the Special Committee of the Board, provide an opinion as to the fairness, from a financial point of view, to Rainforest's stockholders of the Offer and Merger, and render an opinion at the time of mailing of any proxy, Schedule 14D-9 or information statement relating to the Offer or Merger, or at other appropriate times (such additional opinions referred to as "bring-down opinions"). The Board of Directors retained Piper Jaffray based upon Piper Jaffray's qualifications, experience and expertise. Piper Jaffray, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for corporate and other purposes. In the ordinary course of Piper Jaffray's business, Piper Jaffray or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities of Parent or Rainforest.

     Rainforest agreed to pay Piper Jaffray twenty-five thousand dollars ($25,000) upon execution of the letter agreement, two hundred seventy-five thousand dollars ($275,000) upon Piper Jaffray rendering an opinion to the Board, and two hundred thousand dollars ($200,000) upon consummation of the Offer and Merger. After the first bring-down opinion, Rainforest will also pay Piper Jaffray twenty-five thousand dollars ($25,000) for each additional bring-down opinion. Further, Rainforest will reimburse Piper Jaffray for reasonable out-of-pocket expenses, including fees and disbursements of counsel, whether or not the Offer and Merger is consummated.

     Rainforest will indemnify and hold harmless Piper Jaffray (and its directors, controlling persons, officers, employees and agents) against and from all losses, claims, damages, or liabilities, and all actions, claims, proceedings and investigations in respect thereof, arising out of or in connection with the letter agreement, and reimburse Piper Jaffray for all reasonable legal and other out-of-pocket expenses for investigating, preparing and defending any such action, claim, proceeding or investigation. But if any such loss, claim, damage or liability is finally judicially determined to have resulted primarily from Piper Jaffray's gross negligence or willful misconduct, Piper Jaffray will reimburse Rainforest for amounts paid in connection with such loss, claim, damage or liability. Further, if this indemnification and reimbursement is unavailable to Piper Jaffray or is insufficient, Rainforest will contribute to the amount paid or payable by Piper Jaffray as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the parties, the relative fault of the parties, and other equitable considerations, provided that Piper Jaffray's aggregate contribution shall not exceed the amount of fees received by it pursuant to the letter agreement. Piper Jaffray also shall not have any liability to Rainforest (or its affiliates, directors, officers, agents, creditors or stockholders) except for losses, claims, damages, liabilities, costs, and expenses which have been finally judicially determined to have resulted primarily from Piper Jaffray's gross negligence or willful misconduct.

     Except as described above, neither Rainforest nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Shares have been effected during the past sixty (60) days by Rainforest or, to the knowledge of Rainforest, by any executive officer, director, affiliate, or subsidiary of Rainforest, with the exception of the exercise of Rainforest options by Mr. Ucan. Mr. Ucan exercised options for three hundred twenty six thousand, two hundred fifty (326,250) Shares on September 21, 2000. The exercise price was

$.0045 and the market price on the date of exercise was $2.06. Mr. Ucan exercised options for an additional sixty thousand (60,000) Shares on September 22, 2000. The exercise price was $2.27 and the market price on the date of exercise was $2.29.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, Rainforest is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) any tender offer for or other acquisition of Rainforest's securities by Rainforest, any subsidiary of Rainforest, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Rainforest or any subsidiary of Rainforest; (3) any purchase, sale or transfer of a material amount of assets of Rainforest or any subsidiary of Rainforest; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Rainforest.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

     Rights Agreement. On September 26, 2000, the Rights Agreement between Rainforest and Norwest Bank Minnesota, N.A., as Rights Agent, was amended to (a) amend the definition of "Exempt Person" (as defined in the Rights Agreement) to prevent Parent from becoming an "Acquiring Person" as a result of the execution, delivery, or performance under the Merger Agreement, and the other transactions contemplated thereby, and (b) provide for the termination and expiration of the Rights immediately prior to the consummation of the tender offer transaction contemplated by the Merger Agreement. A copy of the Amendment to the Rights Agreement has been filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

     Minnesota Corporate Law. Minnesota corporate law contains several anti-takeover provisions. Section 302A.671 of the MBCA provides, in part, that in a control share acquisition the acquirer must provide a certain information statement to the target corporation, and shares acquired pursuant to the acquisition will only have the same voting rights as other shares of the same class if approved by a resolution of the target corporation's shareholders at a special or annual meeting. Minn. Stat. sec. 302A.671, subd. 2, 4a (1998 & Supp.
1999). The shareholders of the target corporation have the right to sue to enforce this statute. See Minn. Stat. sec. 302A.671, subd. 5. A "control share acquisition" is expressly defined to exclude, however, an acquisition after January 1, 1991, pursuant to an all cash tender offer for all shares of the issuing corporation, in which the acquiring person will become the owner of over fifty percent (50%) of the voting stock of the issuing corporation, if prior to the commencement of the offer, it is approved by a majority vote of a committee of disinterested members of the issuing corporation's board. See Minn. Stat. sec. 302A.011, subd. 38 (h) (1998). This committee must be formed pursuant to
Section 302A.673, subd. 1(d) of the MBCA, which is described below. See id.

     Section 302A.673 of the MBCA in general prohibits a corporation from engaging in any business combination with a holder of ten percent (10%) of the voting shares of the corporation, for a period of four (4) years following such shareholder's share acquisition date, unless the share acquisition or business combination is approved before such shareholder's share acquisition date by a committee of disinterested members of the corporation's board formed pursuant to
Section 302A.673, subd. 1(d). See Minn. Stat. sec. 302A.673, subd. 1 (1998);
Minn. Stat. sec. 302A.011, subd. 49. Section 302A.673, subd. 1(d) requires the formation of a committee of disinterested directors, or, in the absence of such directors, three or more disinterested persons. Pursuant to the statute, a director or person is disinterested if he or she is not an officer or employee, nor has not been an officer or employee within five (5) years preceding the formation of the committee, of the corporation or a related organization. See Minn. Stat. sec. 302A.673, subd. 1(d).

     Section 302A.675 of the MBCA provides generally that within two years of purchasing shares in a takeover offer, an offeror may not acquire additional shares, including acquisitions by merger, unless the other shareholders have a reasonable opportunity to dispose of their shares on substantially equivalent terms as provided in the takeover offer. See Minn. Stat. sec. 302A.675, subd. 1 (1998 & Supp. 1999). This statutory provision does not apply if, prior to purchase of shares pursuant to the takeover offer, a committee of the target corporation's board of directors approves the transaction. See Minn. Stat. sec. 302A.675, subd. 2. This committee must be composed of directors who (1) neither are officers or employees of, nor were during the five years preceding the formation of the committee, officers or employees of, the corporation or a related organization, (2) are neither offerors nor affiliates or associates of the offeror, (3) were not nominated for election as directors by the offeror or an affiliate or associate of the offeror, and (4) were directors at the time of the first public announcement of the takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors. See id.

     Rainforest's Board of Directors and a committee of the Board formed in accordance with Sections 302A.673 and 302A.675 of the MBCA (the "Special Committee"), have each at a meeting duly called and held, approved the Offer, the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement, and such approvals are sufficient so that Sections 302A.671, 302A.673 and 302A.675 of the MBCA will not impede the Offer, the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. No other "fair price," "merger moratorium," "control share acquisition," or other similar anti-takeover statute or regulation applies or purports to apply to the Offer, Merger, Merger Agreement, or other transactions contemplated by the Merger Agreement, other than Chapter 80B of the Minnesota Statutes.

     Minnesota Statutes sec. 80B.03, subd. 1 (1998) requires generally the filing of a registration statement with the Commissioner of Commerce of the State of Minnesota (the"commissioner") prior to the commencement of a takeover offer. The commissioner may summarily suspend the effectiveness of the takeover offer within three (3) days of the filing of the registration statement if the statement contains inadequate disclosure of material information related to the takeover offer. See Minn. Stat. sec. 80B.03, subd. 4a. If the commissioner orders such a suspension, a hearing will be held within ten (10) days of the suspension to determine the adequacy of the disclosures contained in the registration statement, and the commissioner will issue a decision within three
(3) days of the hearing. See Minn. Stat. sec. 80B.03, subd. 5. If the commissioner determines that the registration statement violates the requirements of this statute, the commissioner will permanently suspend the effectiveness of the takeover offer, subject to the right of the offeror to file an amended registration statement. See id. Parent and Purchaser have agreed to file with the commissioner any registration statement relating to the Offer required to be filed pursuant to Chapter 80B of the Minnesota Statutes.

     United States Antitrust Compliance. Under the Hart-Scott-Rodino Act (the HSR Act) and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied.

     Pursuant to the requirements of the HSR Act and in connection with the transactions contemplated by the February Agreement, the parties filed a Notification and Report Form with the Antitrust Division and the FTC. On March 2, 2000, the Antitrust Division and the FTC granted early termination of the waiting period. Consequently, Parent may consummate a business combination transaction with Rainforest at any time prior to March 2, 2001, without having to refile a Notification and Report Form under the HSR Act.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Offer to Purchase dated September 29, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of
                            Purchaser filed September 29, 2000).
         (a)(2)          -- Letter of Transmittal (incorporated by reference to
                            Exhibit (a)(2) to the Schedule TO of Purchaser filed on
                            September 29, 2000).
         (a)(3)          -- Form of Letter to Stockholders of Rainforest, dated
                            September 29, 2000.*
         (a)(4)          -- Press releases issued by Rainforest and Parent on
                            September 26, 2000 (incorporated by reference to
                            Rainforest's Preliminary Schedule 14D-9 filed with the
                            SEC on September 27, 2000.
         (e)(1)          -- Agreement and Plan of Merger, dated as of September 26,
                            2000, among Parent, Purchaser and Rainforest
                            (incorporated by reference to Exhibit (a)(9) to Schedule
                            TO of Purchaser filed on September 29, 2000).
         (e)(2)          -- Opinion of Piper Jaffray, dated September 26, 2000
                            (included as Annex A to the Statement).*
         (e)(3)          -- The Information Statement of Rainforest dated September
                            29, 2000 (included as Annex B to the Statement).*
         (e)(4)          -- Amendment No. 1 to Rights Agreement, dated September 26,
                            2000, to the Rights Agreement, dated as of May 23, 2000,
                            by and between Rainforest and Norwest Bank of Minnesota,
                            N.A. (incorporated by reference to Exhibit 4.1 to the
                            Form 8-A/A filed with the SEC on September 27, 2000).
         (e)(5)          -- Employee Termination, Consulting and Non-Competition
                            Agreement between Rainforest and Lyle Berman dated
                            September 26, 2000.
         (e)(6)          -- Employee Termination, Consulting and Non-Competition
                            Agreement between Rainforest and Steven Schussler, dated
                            September 26, 2000.
         (e)(7)          -- Employee Termination, Consulting and Non-Competition
                            Agreement between Rainforest and Ercument Ucan, dated
                            September 26, 2000.

---------------

*  Included with the Statement mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            RAINFOREST CAFE, INC.

                                            By: /s/ Stephen Cohen
                                              ----------------------------------
                                              Stephen Cohen
                                              General Counsel and
                                              Senior Vice President

Dated: September 29, 2000